Résultats

Neptune Technologies & Bioressources inc.

Interim Consolidated Statement of Earnings
(unaudited)

	Three months ended		Six months ended
	November 30,		November 30,
	2005	2004	2005	2004
	$	$	$	$

Sales	1,445,052	1,179,546	3,266,793	2,313,830

Cost of sales and operating expenses (before amortization)	1,185,330	1,054,030	2,678,929	2,025,964
Research expenses	67,751	40,589	128,375	78,643
Financial expenses	293,933	250,866	596,900	501,975
Amortization	251,187	243,373	536,362	486,695
	1,798,201	1,588,858	3,940,566	3,093,277
Loss before other revenue (expenses)	353,149	409,312	673,773	779,447
Interest income	217	300	412	405
Exchange loss	(27,411)	(93,631)	(96,810)	(111,831)
Net loss	380,343	502,643	770,171	890,873

Basic and diluted loss per share	0.015	0.020	0.030	0.035

Weighted average number of shares outstanding	25,594,805	25,594,805	25,594,805	25,330,594

Déficit- surplus d'apport

Neptune Technologies & Bioressources inc.

Interim Consolidated Statement of Deficit
Interim Consolidated Contributed Surplus
(unaudited)

Interim Consolidated Statement of Deficit
(unaudited)

	Three months ended		Six months ended
	November 30,		November 30,
	2005	2004	2005	2004
	$	$	$	$

Balance, beginning of year	14,372,265	12,603,082	13,982,437	12,194,383
Net loss	380,343	502,643	770,171	890,873
Share issue expenses				20,469
Balance, end of year	14,752,608	13,105,725	14,752,608	13,105,725

Interim Consolidated Contributed Surplus
(unaudited)

	Three months ended		Six months ended
	November 30,		November 30,
	2005	2004	2005	2004
			$	$

Balance, beginning of year	419,232	276,408	345,387	187,754
Expired warrants				62,049
Stock-based compensation - employees	47,210	25,764	115,120	52,369
Stock-based compensation - non-employees	5,828	7,319	11,763	7,319
Balance, end of year	472,270	309,491	472,270	309,491

Flux de trésorerie

Neptune Technologies & Bioressources inc.

Interim Consolidated Statement of Cash Flows
(unaudited)

	Three months ended		Six months ended
	November 30,		November 30,
	2005	2004	2005	2004
	$	$	$	$

OPERATING ACTIVITIES
Net loss	(380,343)	(502,643)	(770,171)	(890,873)
Non-cash items
Amortization of property and equipment	251,187	243,373	536,362	486,695
Amortization of deferred financing costs	8,716	6,277	14,998	12,559
Financial expenses	189,919	159,443	380,070	320,524
Stock-based compensation - employees	47,210	33,083	115,120	59,688
Stock-based compensation - non-employees	5,828		11,763
Changes in working capital items	(561,257)	270,792	(684,910)	(210,346)
Cash flows from operating activities	(438,740)	210,325	(396,768)	(221,753)

INVESTING ACTIVITIES
Immobilisations of property and equipment	(5,093)	(2,015)	(5,093)	(2,015)
Intangible assets	(17,974)	(15,379)	(53,001)	(29,344)
Other assets	(10,977)		(10,977)
Cash flows from investing activities	(34,044)	(17,394)	(69,071)	(31,359)

FINANCING ACTIVITIES
Repayment of long-term debt	(19,819)	(29,365)	(77,382)	(68,079)
Issue of capital stock	568,981		568,981	370,839
Issue of warrants				340,092
Share issue expenses				(15,280)
Cash flows from financing activities	549,162	(29,365)	491,599	627,572
Increase (decrease) in cash and
cash equivalents	76,378	163,566	25,760	374,460
Cash and cash equivalents, beginning of period	131,332	164,254	181,950	(46,640)
Cash and cash equivalents, end of period	207,710	327,820	207,710	327,820

Bilan

Neptune Technologies & Bioressources inc.

Interim Consolidated Balance Sheets

	Unaudited	Audited
	November 30,	May 31
	2005	2005
	$	$
ASSETS
Current assets
Cash	182,710	181,950
Short-term investment, 1% interest	25,000
Accounts receivable	1,539,205	1,154,379
Research tax credits receivable	94,927	61,198
Inventories	1,054,556	813,642
Prepaid expenses	56,432	62,673
	2,952,830	2,273,842

Property and equipment	3,622,443	3,881,552
Intangible assets	604,221	553,833
Other assets	379,499	588,118
	7,558,993	7,297,345

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities
Company controlled by an officer and director	18,136	73,494
Other	1,020,621	996,945
Instalments on long-term debt	270,937	841,917
	1,309,694	1,912,356

LONG-TERM DEBT (Note 3)	3,442,591	2,868,780
LIABILITY COMPONENT OF CONVERTIBLE DEBENTURES (Note 4)	5,521,236	5,156,430
	10,273,521	9,937,566

SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital stock and warrants (Note 5)	11,565,810	10,996,829
Contributed surplus	472,270	345,387
Deficit	(14,752,608)	(13,982,437)
	(2,714,528)	(2,640,221)
	7,558,993	7,297,345

Notes intérimaires

Neptune Technologies & Bioressources inc.

Notes to Interim Financial Statements
August 31, 2005 (unaudited)

1 - INTERIM FINANCIAL INFORMATION

These interim consolidated financial statements as at November 30, 2005 are unaudited. They have been prepared by the Company in accordance with generally accepted accounting principles in Canada for interim information and use the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended May 31, 2005. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2005 annual report.

2 - RELATED PARTY TRANSACTIONS

The Company entered into an agreement with a shareholder (a company controlled by an officer and director), as of June 1, 2002, calling royalties to be paid in semi-annual instalments of 1% of net annual sales, for an unlimited period. The amount paid cannot exceed net earnings before interest, taxes and amortization. For the current period, total royalties amount to $13,472 ($11,795 in 2004). As at November 30, 2005, the balance due to this shareholder amounts to $18,136 ($73,494 as at May 31,2005). This amount is shown on the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

3 - LONG TERM DEBT

					November 30,	May 31
					2005	2005
					$	$
Mortgage loan, $1,200,000 par value, secured by processing and laboratory equipment having an amortized cost of $2,837,038 in 2005, prime rate plus 6.25% (13.5% as at November 30, 2005 and
12.5% as at May 31, 2005), payable in monthly capital instalments of $20,000, whit moratorium until September 2006, maturing in May 2011
					1,120,000	1,140,000

Mortgage loan, $980,000 par value less the net value of series "E" warrants, secured by the universality of property, weekly variable interest rate determined by the lender plus 1.25% (7,5% as at November 30, 2005 and 7% as at May 31, 2005), payable in 60 monthly capital instalments of $16,333 whit moratorium until September 2006, maturing in September 2011
					954,978	951,726

Mortgage loan, $1,500,000 par value less the net value of the issued shares, secured by the universality of property, weekly variable interest rate determined by the lender plus 2.25% (8,5% as at November 30, 2005 and 8% as at May 31, 2005), payable in 60 monthly capital instalments of $25,000 whit moratorium until September 2006, maturing in September 2011
					1,432,822	1,420,810

9% unsecured loan, payable in monthly blended instalments of $993, maturing in September 2005						3,900

Unsecured loan, without interest, matured					70,000	70,000

Obligations under capital leases, interest rates varying from 0.00% to 15.46%, payable in monthly
instalments of $7,235, maturing at different dates until August 2010					135,728	124,261
					3,713,528	3,710,697
Instalments due within one year					270,937	841,917
					3,442,591	2,868,780

4 - LIABILITY COMPONENT OF CONVERTIBLE DEBENTURES

					November 30,	May 31
					2005	2005
					$	$
Unsecured convertible debenture (a face amount of $2,195,342, bearing interest at 15%)					2,414,878	2,250,226
Secured convertible debenture (a face amount of $1,261,780, bearing interest at 15% compounded annually)					1,793,858	1,668,704
Unsecured convertible debenture (a face amount of $1,000,000, bearing interest at 15%)					1,312,500	1,237,500
					5,521,236	5,156,430

5 - CAPITAL STOCK AND WARRANTS

					November 30,	May 31
					2005	2005
					$	$

Issued and fully paid
27,870,727 common shares (25,594,805 common shares as at May 31, 2005)					11,453,310	10,656,737

750,000	series "H" warrants				75,000	302,592
250,000	series "I" warrants				37,500	37,500
					112,500	340,092
					11,565,810	10,996,829

During the period, changes in the Company's issued capital stock were as follows:

					Number of
					shares	Consideration
						$
Commun shares
Balance as at August 31, 2005					25,594,805	10,656,737
Issued upon series "H" warrants					2,275,922	796,573
Balance as at November 30, 2005					27,870,727	11,453,310

During the period, 2,275,922 series "H" warrants were exercised whit a compensation in cash of 568,981$ and a non monetary compensation of 227,592$ representing the attributed value at the emission of the series "H" warrants, June 9 2004.

6 - STOCK-BASED COMPENSATION PLAN

Activities within the plan are detailed as follows:
			November 30, 2005		May 31, 2005
				Weighted		Weighted
				average		average
			Number of	exercise	Number of	exercise
			options	price	options	price
				$		$

Options outstanding, beginning of period			3,986,000	0.25	2,280,000	0.88
Awarded			70,000	0.57	1,129,000	0.25
Cancelled			(81,000)	0.25	(483,000)	0.80
Exercise price amendment
Former price					(1,920,000)	0.85
New price					1,920,000	0.25
Options outstanding, end of period			3,975,000	0.26	2,926,000	0.25

Exercisable options, end of period			1,017,500	0.25	1,430,000	0.25

6 - STOCK-BASED COMPENSATION PLAN (continued)

						November 30, 2005
		Options outstanding			Exercisable options
			Weighted	Number	Number
		Weighted	remaining	of options	of options	Weighted
		average	contractual	outstanding	exercisable	average
		exercise	life	as at	as at	exercise
		price	outstanding	2005-08-31	2005-08-31	price
		$				$
		0.25	3.82	3,905,000	1,017,500	0.25
		0.5	4.88	50,000
		0.75	4.99	20,000
		0.25	4.07	3,975,000	1,017,500	0.25

On October 17, 2005, the Company granted 50,000 stock options to employees at an exercise price of $0,50 per share. The fair value of each option granted has been estimated according to the Black-Scholes option pricing model using the following assumptions:

i)	Fair value of the common shares at $0.50
ii)	Risk-free interest rate of 3.60%
iii)	Estimated life of four years
iv)	Expected volatility of 119%

The fair value of the options granted is $0.3912 per option.

On November 25, 2005, the Company granted 20,000 stock options to employees at an exercise price of $0.75 per share. The fair value of each option granted has been estimated according to the Black-Scholes option pricing model using the following assumptions:

i)	Fair value of the common shares at $0.87
ii)	Risk-free interest rate of 3.77%
iii)	Estimated life of four years
iv)	Expected volatility of 119%

The fair value of the options granted is $0.6955 per option.

During the period ended November 30, 2005, an amount of $47,210 ($25,764 in 2004) representing employees' vested interests during the period was expensed as compensation. An amount of $5,828 ($7,319 in 2004) representing non-employees' vested interests during the period was expensed.

Frais

Neptune Technologies & Bioressources inc.			PROJET

Informations			6/6/2007 12:17
31 août 2005, (non vérifiées)		Intermédiaires Août 2005 - V2

3 - INFORMATIONS SUR LES PROJETS DE RECHERCHE EN COURS

Les coûts encourus pour les projets de recherche en cours sont :
	Période de trois mois		Six months ended
	November 30,		November 30,
	2005	2004	2005	2004
	$	$	$	$
Salaires et charges sociales	74,788	50,158	68,956	50,158
Sous-traitance	25,915		6,083
Frais de déplacements et de représentations	1,555	154		154
	102,258	50,312	75,039	50,312
Crédits d'impôts à la recherche	(89,652)	(12,258)	(14,415)	(12,258)
Frais de recherche	12,606	38,054	60,624	38,054

Les crédits d'impôts à la recherche comptabilisés par la société doivent être examinés et approuvés par les autorités fiscales et il est possible que les montants accordés diffèrent des montants comptabilisés.

4 - INFORMATIONS SUR LES FRAIS D'ADMINISTRATION

	Période de trois mois		Six months ended
	November 30,		November 30,
	2005	2004	2005	2004
	$	$	$	$
Salaires et charges sociales	108,589	110,130	153,614	78,931
Conseil d'administration	9,375	9,375	12,999	12,999
Représentations et déplacements	9,152	8,897	9,827	9,339
Loyer	27,050	24,985	28,590	27,803
Entretien et réparation	5,022	10,454	3,503	764
Assurances	24,898	23,316	16,821	22,287
Communications	4,991	4,437	5,604	5,597
Taxes et permis	79		10,500	15,000
Frais de bureau	6,694	5,936	7,683	2,009
Honoraires professionnels	27,808	85,772	29,735	32,495
		2,500
	223,658	285,802	278,876	207,224

5 - INFORMATIONS SUR LES FRAIS FINANCIERS

	Période de trois mois		Six months ended
	November 30,		November 30,
	2005	2004	2005	2004
	$	$	$	$
Frais bancaires et contrats	(9,387)	1,307	21,110	1,307
Intérêts - emprunt à court terme			230
Intérêts - dette à long terme	97,183	95,356	92,942	95,356
Intérêts - composante passif des débentures convertibles	141,067	148,164	182,403	148,164
Amortissement - frais de financement reportés	6,280	6,282	6,282	6,282
	235,143	251,109	302,967	251,109

6 - IMMOBILISATIONS

				November 30, 2005
			Amortissement	Écart non
		Coût	cumulé	amorti
		$	$	$
Améliorations locatives - siège social		52,149	36,023	16,126
Améliorations locatives - transformation		741,652	208,590	533,062
Mobilier et agencement		98,230	57,053	41,177
Équipement de bureau		66,659	42,325	24,334
Équipement de transformation		3,506,418	779,201	2,727,217
Équipement de laboratoire		227,358	101,006	126,352
Système informatique		72,157	58,937	13,220
Logiciels		2,350	2,350
		4,766,973	1,285,485	3,481,488
Biens loués en vertu de contrats de location-acquisition
Équipement de transformation		139,960	30,498	109,462
Équipement de laboratoire		173,460	69,509	103,951
Équipement de bureau		72,240	2,206	70,034
		5,152,633	1,387,698	3,764,935

				31 mai 2005
			Amortissement	Écart non
		Coût	cumulé	amorti
		$	$	$
Améliorations locatives - siège social		52,149	34,719	17,430
Améliorations locatives - transformation		741,652	148,330	593,322
Mobilier et agencement		98,230	54,882	43,348
Équipement de bureau		66,659	40,352	26,307
Équipement de transformation		3,506,418	691,542	2,814,876
Équipement de laboratoire		227,358	89,639	137,719
Système informatique		72,157	55,539	16,618
Logiciels		2,350	2,350
		4,766,973	1,117,353	3,649,620
Biens loués en vertu de contrats de location - acquisition
Équipement de transformation		139,960	26,999	112,961
Équipement de laboratoire		173,460	60,836	112,624
Équipement de bureau		7,290	943	6,347
		5,087,683	1,206,131	3,881,552

7 - ACTIFS INCORPORELS

				November 30, 2005
			Amortissement	Écart non
		Coût	cumulé	amorti
		$	$	$
Actifs incorporels amortissables
Brevets		541,453	5,902	535,551
Licence		7,500	1,687	5,813
		548,953	7,589	541,364
Actifs incorporels non amortissables
Marques de commerce		46,189		46,189
		595,142	7,589	587,553

				31 mai 2005
			Amortissement	Écart non
		Coût	cumulé	amorti
		$	$	$
Actifs incorporels amortissables
Brevets		518,287	4,783	513,504
Licence		7,500	1,500	6,000
		525,787	6,283	519,504
Actifs incorporels non amortissables
Marques de commerce		34,329		34,329
		560,116	6,283	553,833

8 - AUTRES ÉLÉMENTS D'ACTIFS

			November 30,	31 mai
			2005	2005
			$	$
Frais de démarrage, ai coût non amorti			306,896	409,197
Frais de financement reportés, au coût non amorti			72,639	78,921
Dépôts			100,000	100,000
			479,535	588,118

Ne pas imprimer

Neptune Technologies & Bioressources inc.

Détails coût des ventes et frais d'exploitation
aux 31 août 2005 et 2004

	31 août	31 août	ÉCART
	2005	2004	$ CDN	%

COÛT DES VENTES

Stock au début	807,880	1,231,843	(423,963)
Achats - krill M.P.	255,531		255,531
Achats -
Achats -
Achats - Packaging	5,769	7,022	(1,253)
Achats - acetone	43,812		43,812
Achats - Azote	5,040	4,980	60
Achats - Fourn. production	2,372		2,372
Coût - échantillons	(263)	(2,033)	1,770
Coût - escomptes sur achats
Coût - transport à l'achat	8,783	7,134	1,649
Coût - transport vente	12,744	10,479	2,265
Coût - sous-traitance Lyophilisation
Coût - sous-traitance - mélange
Coût - sous-traitant encapsulage	24,925	84,383	(59,458)
Coût - salaire opérateur	86,449	2,251	84,198
Coût - salaire opérateur - options	1,550		1,550
Coût - syndicat
Coût - r.r.q.	3,788	56	3,732
Coût - f.s.s.	2,462	53	2,409
Coût - ass. emploie	2,089	43	2,046
Coût - C.S.S.T.	1,075	12	1,063
Coût - CNT
Coût - Ass. groupe prime	4,327	2,690	1,637
Coût - Ass. groupe employé	(1,438)	(190)	(1,248)
Coût - syndicat
Coût - Autres avantages	24		24
FG - Salaires direction	49,017	36,121	12,895
FG - Salaires direction - options	8,043	2,608	5,435
FG - Salaires autres	57,513	18,026	39,487
FG - Salaires autres - options	3,451		3,451
FG - R.R.Q.	3,349	923	2,426
FG - f.s.s.	3,122	1,216	1,906
FG - ass. emploie	1,795	584	1,211
FG - C.S.S.T.	1,269	336	933
FG - C.N.T.
FG - ass. groupe prime	4,165	1,836	2,329
FG - Ass. groupe employé	(1,567)	(1,046)	(522)
FG - syndicat
FG - autres avantages
FG - Loyer	40,905	45,596	(4,691)
FG - Remb. loyer	(1,875)	(2,514)	639
FG - taxes	8,702	3,863	4,839
FG - ass. général	5,919	6,164	(245)
FG - ass. Produit	12,714	10,585	2,129
FG - ass. Perte affaire	998	1,031	(33)
FG - ass. Autres	1,764	1,842	(77)
FG - électricité	23,651	13,815	9,836
FG - Chauffage (gaz)	12,599	596	12,004
FG - entretien et réparation équip.	24,244	3,745	20,499
FG - entretien locaux	1,042	2,026	(984)
FG - fournitures atelier
FG - location remorque	11,234	375	10,859
FG - Loc. Autres	3,400		3,400
FG - uniformes / fournitures de travail	2,390	149	2,240
FG - Équip. sécurité / examen
FG - Inspection - normes	3,043	1,186	1,856
FG - entreposage	4,176	54	4,122
FG - Rebuts	912	920	(8)
FG - Fourn. shipping	1,027	25	1,002
FG - Courrier	117		117
FG - déplacements	82	433	(351)
FG - communications	268	52	216
FG - fourn. laboratoire	8,711	2,259	6,452
FG -
FG - Analyse labo. externe	3,439	1,387	2,052
FG - Formation
Stock à la fin	(661,043)	(881,134)	220,091

	905,497	621,784	283,713	54.39%

FRAIS DE COMMERCIALISATION

Vente - sal. direction	74,327	33,116	41,212
Vente - sal. directon - options	8,419	4,564	3,855
Vente - sal. representant
Vente - sal. représentant - options
Vente - Commissions sur ventes CDN
Vente - Commission sur ventes US	20,765	18,005	2,760
Vente - r.r.q.	998	624	375
Vente - f.s.s.	2,299	760	1,540
Vente - ass. emploie	512	378	133
Vente - Autres Avantages
Vente - C.S.S.T.	429	160	269
Vente - C.N.T.
Vente - ass. groupe prime	378		378
Vente - Ass. groupe employé	(255)		(255)
Vente - syndicat
Vente - représentation	19	715	(696)
Vente - Frais de repas extérieur	905	587	318
Vente - publicité, coop Euro	38,000		38,000
Vente - publicité, coop CDN	64,642	17,181	47,461
Vente - publicité, coop US	40,687		40,687
Vente - publicité CDN	119		119
Vente - Publicité US
Vente - Site Web	188	191	(2)
Vente- mise en marché Options	6,703		6,703
Vente - mise en marché	11,030	23,494	(12,464)
Vente - Échantillons	1,765	2,033	(268)
Vente - marketing
Vente - Tél. et Cell. Internet	391	869	(478)
Vente - Courrier	143	316	(173)
Vente - Fr voyage - héberg	5,491	3,136	2,355
Vente - Fr voyage - avion	2,668	5,069	(2,402)
Vente - Frais de déplacement	609	1,526	(917)
Vente - Royautés	16,200	27,665	(11,465)

	297,432	140,388	157,045	30.10%

FRAIS D'ADMINISTRATION

Salaires et charges sociales	153,614	78,931	74,683
Conseil d'administration	12,999	12,999
Représentation et déplacement	9,827	9,339	488
Loyer	28,590	27,803	787
Entretien et réparations	3,503	764	2,739
Assurances	16,821	22,287	(5,466)
Communications	5,604	5,597	7
Taxes et permis	10,500	15,000	(4,500)
Frais de bureau	7,683	2,009	5,674
Mauvaises créances
Honoraires professionnels	29,735	32,495	(2,760)
Honoraires de gestion
	278,876	207,224	71,652	13.74%

COMMUNICATIONS FINANCIÈRES	11795	2540	9,255	1.77%

	1,493,600	971,935	521,665	100.00%

SOMMAIRE DES ÉCARTS

SALAIRES			275,623	52.84%
INVENTAIRE			37,662	7.22%
OPTIONS			73,845	14.16%
COOP			126,148	24.18%

			513,278	98.39%